

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangible Assets

1.   We note your footnote disclosures regarding the company's goodwill balance for each period reported. Please tell us your consideration for providing a discussion of your goodwill valuation process within the critical accounting policies section of Management's Discussion and Analysis of Financial Condition and Results of Operations given the material nature of your goodwill balance. Please note that these disclosures should provide investors with sufficient information as well as management's insights and assumptions with regard to the recoverability of goodwill. In this regard, we have

identified areas where we believe additional discussion would enhance your disclosures. Specifically, we believe you should provide the following information pursuant to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350:

- Please tell us the reporting units, as defined in ASC 350-20, used in your analysis; indicate how the reporting units are indentified; provide the amount of goodwill allocated to each reporting unit and explain how you estimate the fair value of each reporting unit;
- Please provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;
- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, please describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief